UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 22)*

Northern Oil and Gas, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

665531109

(CUSIP NUMBER)

Christopher D. Moore

Angelo, Gordon & Co, L.P.

245 Park Avenue, 26th Floor

New York, NY 10167

Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,127,601
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,127,601
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,127,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)
14	TYPE OF REPORTING PERSON* IA, PN

(1)	Based on 85,273,377 shares of Common Stock of the Issuer outstanding as of February 21, 2023, as reported in the Issuer’s Form 10-K filed with the SEC on February 24, 2023.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,127,601
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,127,601
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,127,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)
14	TYPE OF REPORTING PERSON* OO, HC

(1)	Based on 85,273,377 shares of Common Stock of the Issuer outstanding as of February 21, 2023, as reported in the Issuer’s Form 10-K filed with the SEC on February 24, 2023.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,127,601
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,127,601

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,127,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)
14	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 85,273,377 shares of Common Stock of the Issuer outstanding as of February 21, 2023, as reported in the Issuer’s Form 10-K filed with the SEC on February 24, 2023.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,127,601
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,127,601

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,127,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)
14	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 85,273,377 shares of Common Stock of the Issuer outstanding as of February 21, 2023, as reported in the Issuer’s Form 10-K filed with the SEC on February 24, 2023.

AMENDMENT NO. 22 TO SCHEDULE 13D

This Amendment No. 22 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly known as AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) filed on October 21, 2019, Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) filed on November 5, 2019, Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) filed on November 11, 2019, Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) filed on November 20, 2019, Amendment No. 5 to Schedule 13D (the “Amendment No. 5”) filed on January 22, 2020, Amendment No. 6 to Schedule 13D (the “Amendment No. 6”) filed on February 13, 2020, Amendment No. 7 to Schedule 13D (the “Amendment No. 7”) filed on August 4, 2020, Amendment No. 8 to Schedule 13D (the “Amendment No. 8”) filed on March 10, 2020, Amendment No. 9 to Schedule 13D (the “Amendment No. 9”) filed on May 26, 2020, Amendment No. 10 to Schedule 13D (the “Amendment No. 10”) filed on October 28, 2020, Amendment No. 11 to Schedule 13D (the “Amendment No. 11”) filed on January 12, 2021, Amendment No. 12 to Schedule 13D (the “Amendment No. 12”) filed on September 8, 2021, Amendment No. 13 to Schedule 13D (the “Amendment No. 13”) filed on October 5, 2021, Amendment No. 14 to Schedule 13D (the “Amendment No. 14”) filed on March 8, 2022, Amendment No. 15 to Schedule 13D (the “Amendment No. 15”) filed on August 24, 2022, Amendment No. 16 to Schedule 13D (the “Amendment No. 16”) filed on August 26, 2022, Amendment No. 17 to Schedule 13D (the “Amendment No. 17”) filed on October 25, 2022, Amendment No. 18 to Schedule 13D (the “Amendment No. 18”) filed on November 16, 2022, Amendment No. 19 to Schedule 13D (the “Amendment No. 19”) filed on November 21, 2022, Amendment No. 20 to Schedule 13D (the “Amendment No. 20”) filed on December 14, 2022 and Amendment No. 21 to Schedule 13D (the “Amendment No. 21”) filed on February 1, 2023 (the “Schedule 13D”).

This Amendment No. 22 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) – (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 85,273,377 shares of Common Stock of the Issuer outstanding as of February 21, 2023, as reported in the Issuer’s Form 10-K filed with the SEC on February 24, 2023. The information below is provided as of 9 am New York City Time on April 13, 2023.

Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 4,127,601 shares of Common Stock and the power to dispose of 4,127,601 shares of Common Stock held in the Accounts. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 4,127,601 shares of Common Stock and the power to dispose of 4,127,601 shares of Common Stock held in the Accounts. As a co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 4,127,601 shares of Common Stock and the shared power to dispose of 4,127,601 shares of Common Stock held in the Accounts. As a co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 4,127,601 shares of Common Stock and the shared power to dispose of 4,127,601 shares of Common Stock held in the Accounts.

(c) The transactions by the Accounts in the securities of the Issuer during the past sixty days are set forth in Schedule A, which is incorporated herein by reference.

(d) Not Applicable.

(e) On April 11, 2023, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

As of 9 am on April 13, 2023, the Accounts currently have an aggregate short call option position relating to 1,000,000 shares of Common Stock that expires in May of 2023. The Accounts may from time to time purchase and sell exchange-traded options contracts relating to shares of Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2023

ANGELO, GORDON & CO., L.P.

By:	AG GP, LLC
Its General Partner

By:	Josh Baumgarten
Its Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP, LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

Schedule A

The following table sets forth all transactions with respect to shares of Common Stock effected in the last sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 12, 2023. All such transactions were sales of shares of Common Stock effected in the open market through brokers, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
2/13/2023	(149,124)	34.15	(1)
2/14/2023	(29,033)	34.50	(2)
2/15/2023	(24,811)	34.19	(3)
4/11/2023	(150,000)	34.10	(4)
4/12/2023	(100,000)	34.14	(5)

(1)

The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.00 to $34.49, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2), (3), (4) and (5).

(2)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.25 to $34.51, inclusive.
(3)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.00 to $34.50, inclusive.
(4)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.00 to $34.21, inclusive.
(5)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.00 to $34.45, inclusive.